P.E. 2/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934

For the month of February, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

Canada Life Reports 2001 Results

Topline Growth of 21%, Dividend Increased By 15.4%

(in millions of Canadian dollars except per share and percentage amounts)	For the three months ended December 31 2001	For the three months ended December 31 2000	% Change	As at or for the twelve months ended December 31 2001	As at or for the twelve months ended December 31 2000	% Change
PERFORMANCE MEASURES						
Shareholders' net income	**$ 38**	$ 95	(60)	**$ 342**	$ 356	(4)
Shareholders' net income excluding provision	**$ 108**	$ 95	14	**$ 427**	$ 356	20
Earnings per common share	**$ 0.23**	$ 0.59	(61)	**$ 2.13**	$ 2.22	(4)
Earnings per common share excluding provision	**$ 0.67**	$ 0.59	14	**$ 2.66**	$ 2.22	20
Book value per common share				**$ 20.19**	$ 18.03	12
Return on common shareholders' equity				**11.1%**	12.9%	
MCCSR ratio [1]				**191%**	197%	
PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS						
General fund premiums	**$ 1,372**	$ 1,187	16	**$ 5,358**	$ 4,676	15
Segregated funds deposits	**838**	834	-	**3,828**	3,692	4
ASO premium equivalents and other deposits [2]	**505**	200	153	**2,043**	882	132
	$ 2,715	$ 2,221	22	**$ 11,229**	$ 9,250	21
ASSETS UNDER ADMINISTRATION						
General fund				**$ 34,951**	$ 32,736	7
Segregated funds				**22,090**	22,383	(1)
				57,041	55,119	3
Other assets under administration [2]				**8,384**	8,138	3
				$ 65,425	$ 63,257	3

Notes:

(1) Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company's primary regulator, the Office of the Superintendent of Financial Institutions, Canada. 2000 is calculated on a pro forma basis for the change in valuation and accounting policies, implemented in 2001 and applied retroactively to 2000.

(2) Other deposits are included in other assets administered by the Company on behalf of third parties and are not included in general or segregated funds of the Company.

February 6, 2002 (Toronto, Canada) – Canada Life Financial Corporation ("the Company") announced **shareholders' net income** for the year of $427 million or $2.66 per share, before a provision of $85 million net of tax related to expected claims arising from the terrorist attack on September 11. This is an increase of 20% when compared with shareholders' net income of $356 million or $2.22 per share last year. Including the provision, shareholders' net income for 2001 was $342 million. The **return on common shareholders' equity** for the 12 months ended December 31, 2001 was 13.7% excluding the provision and 11.1% including the provision compared with 12.9% for the 12 months ended December 31, 2000.

At its meeting today, the Board of Directors declared a quarterly dividend of $0.15 per paid-up common share, an increase of 15.4% from the previous quarter. The dividend is payable on March 28, 2002 to shareholders of record at the close of business on February 22, 2002.

The Board of Directors also declared a dividend of $0.398116 on each outstanding paid-up Class B Preferred Share, payable on March 28, 2002 to shareholders of record at the close of business on February 22, 2002.

"We're pleased that Canada Life's underlying businesses have done so well, as evidenced by the growth in core earnings, embedded value of new business and premiums, premium equivalents and new deposits." said David Nield, Chairman, President and Chief Executive Officer.

"Earlier this year, we reconfirmed our expectation at the time of our demutualization that we would achieve an ROE of 13-14% by the end of 2001. We achieved this goal, excluding the special September 11 provision."

"These results demonstrate our success in executing our business strategy of growing organically and through strategic acquisitions, focusing on core businesses, enhancing distribution capability and managing our costs. Continued improvement in these areas will enable Canada Life to further improve our return on equity to 13.5% to 14.5% by the end of 2002.

During the fourth quarter of 2001, the Company adopted new policy liability valuation practices as required by the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants. As a result, the

Company's policy liabilities and shareholders' equity for 2000, and results for all of fiscal 2000 and the first three quarters of 2001 have been restated. The effects of adopting the new valuation standards are to decrease shareholders' equity at January 1, 2000 by $192 million and decrease shareholders' net income for fiscal 2000 by $29 million and increase shareholders' net income for the nine months ended September 30, 2001 by $39 million.

Premiums, premium equivalents and new deposits grew to $2,715 million for the quarter and $11,229 million for the year, up 22% and 21% respectively, over the comparable periods in 2000. General fund premiums of $1,372 million for the quarter were up by $185 million or 16% over the prior year as a result of growth in all operating divisions, particularly annuity sales in the United States and United Kingdom. The United States also reported strong growth in group life and health insurance. Segregated funds deposits of $838 million for the fourth quarter increased by $4 million from 2000, primarily due to sales in the U.K. Division's Isle of Man operations. Offsetting this were declines in segregated funds deposits in Canada, as consumer preferences shifted from equity-based products to fixed income products as a result of volatile stock markets. ASO premium equivalents and other deposits of $505 million for the fourth quarter rose $305 million over the fourth quarter of 2000 as a result of growth in deposits for the Canadian group savings business acquired in December 2000.

Assets under administration were $65,425 million as at December 31, 2001, up $2,168 million or 3% over the same date last year. General fund assets of $34,951 million at December 31, 2001 were up by $2,215 million over the same date last year and up $625 million from September 30, 2001 as a result of growth in general fund business. Segregated funds assets of $22,090 million at December 31, 2001 were up $1,997 million from September 30, 2001 but down $293 million from the same date last year. The increase in segregated funds assets during the fourth quarter, while reflective of the improved stock market performance, was not enough to offset the impact of the market declines in the first three quarters of 2001.

Embedded value of new business added during 2001 is $159 million, up 24% from the $128 million of embedded value of new business in 2000 and reflects the strong growth in new business levels this year.

Capital adequacy for regulatory purposes, as measured by the MCCSR ratio, was 191%, down from 197% calculated on a pro forma basis for the change in accounting policy at the same date last year. Factors influencing this reduction were the general increase in capital requirements arising from strong business growth, the drop in the stock markets, final implementation of the new capital requirements for segregated funds annuity guarantees and the impact of expected claims from September 11. The ratio benefited from the increase in retained earnings in 2001 and the issue of new preferred shares during the fourth quarter. The ratio remained at the upper end of our target of 175%-200% and was in excess of minimum requirements.

The best estimate of the Company's remaining exposure to the September 11 terrorist attack is $91 million, net of recoveries from reinsurers. This exposure comprises special risk reinsurance (including workers' compensation and catastrophe coverage) contracts with other insurers and reinsurers. To provide for uncertainty in the estimate, a further $40 million has been added, resulting in a total provision of $131 million before tax or $85 million net of tax at year end. A $15 million provision net of tax was taken in the third quarter and an additional $70 million provision net of tax was taken in the fourth quarter.

The following table identifies the components of the full year provision:

(in millions of Canadian dollars)	**Provision amount**	**Provision net of tax**
Gross exposure	606	
Reinsurance recoveries	(415)	
Exposure net of recoveries	191	
Catastrophe coverage	(100)	
Exposure net of recoveries	91	57
Additional provision	40	28
Full year impact	131	85

Of the amounts recoverable (Reinsurance Recoveries and Catastrophe Coverage) at December 31, 2001, according to A.M. Best, 58% is with companies rated A+ or better, 34% is with companies rated A and 8% is with companies rated A–.

CANADIAN DIVISION

Shareholders' net income of $38 million for the fourth quarter increased by $16 million or 73% excluding the disposed of Canada Life Casualty operations included in the 2000 results. The increase in net income (excluding disposed of operations) results from strong sales growth, improvements to our asset and liability matching program and the write down of future tax assets in 2000 as a result of reduced tax rates. Including disposed operations, net income decreased $1 million or 3% over the fourth quarter of 2000. Shareholders' net income for the year was $161 million, a $38 million or 31% improvement over last year.

Premiums, premium equivalents and new deposits of $1,291 million for the fourth quarter and $5,248 million for the year increased by $388 million or 43% over the same quarter last year, and $939 million or 22% for the year, excluding disposed of operations. Including disposed operations there was an increase of $361 million or 39% for the quarter and $815 million or 18% for the year. General fund premiums of $486 million for the fourth quarter increased by $58 million from the prior year, excluding the premiums of the disposed operations, primarily as a result of strong guaranteed and payout annuities and group life and health insurance sales. Segregated funds deposits of $315 million for the fourth quarter were up $16 million or 5% over the prior year. A $314 million increase in ASO premium equivalents and other deposits was primarily related to the group savings business acquired on December 31, 2000.

UNITED KINGDOM DIVISION

Shareholders' net income of $30 million for the fourth quarter increased by $10 million or 50% over the fourth quarter of 2000. The increase was a result of improvements in our net investment spreads and the relative strengthening of the actuarial liabilities in 2000 compared to 2001, partially offset by the one-time higher general expenses in the quarter. Shareholders' net income for the year grew to $122 million, up $10 million or 9% over 2000.

Premiums, premium equivalents and new deposits of $694 million for the fourth quarter and $3,050 million for the year increased by $86 million or 14% over the fourth quarter of 2000 and $730 million or 31% for the full year. General fund premiums of $306 million for the fourth quarter increased by $86 million over last year primarily due to strong growth in group payout annuities. Segregated funds deposits of $373 million for the quarter rose by $9 million or 2% from the fourth quarter last year due to continuing sales growth in our Isle of Man operations.

UNITED STATES DIVISION

Shareholders' net income of $26 million for the fourth quarter decreased by $2 million or 7% over last year. This decrease was attributable to unfavourable mortality and morbidity experience partially offset by improvements in our asset and liability matching program. Shareholders' net income for the year grew to $87 million, up $5 million or 6% over 2000.

Premiums, premium equivalents and new deposits of $469 million for the quarter and $1,773 million for the year increased by $94 million or 25% over the fourth quarter last year and $307 million or 21% for the full year. General fund premiums of $398 million for the fourth quarter rose by $49 million or 14% over the fourth quarter of 2000. This was attributable to higher structured settlement and guaranteed investment contract sales and strong group life and health insurance sales as a result of the group sales force expansion in the United States. Segregated funds deposits of $71 million increased by $45 million or 173% from the fourth quarter 2000,

IRISH DIVISION

Shareholders' net income of $7 million for the fourth quarter of 2001 rose by $4 million or 133% from the same period last year. This increase was a result of recovering stock markets and growth in new business. Year-to-date shareholders' net income grew to $34 million, up $12 million or 55% over 2000.

Premiums, premium equivalents and new deposits of $175 million for the quarter and $833 for the year decreased over the same quarter last year by $53 million or 23% and increased $82 million or 11% for the full year. General fund premiums of $96 million for the fourth quarter 2001 increased by $12 million or 14% over the same period last year, due to growth in the single premium pension business. Segregated funds deposits of $442 million for the year were 9% higher than last year.

INTERNATIONAL AND REINSURANCE DIVISION

Shareholders' net income of $4 million for the fourth quarter before a provision of $70 million, net of tax, related to expected claims arising from September 11, decreased by $1 million or 20% from the comparable period in the prior year. This provision, along with a $15 million net provision established in the third quarter for a total provision of $85 million net of tax, is for expected claims arising primarily from the Company's accident and health reinsurance business, which provides catastrophe reinsurance coverage to various insurance entities. The risks underlying the catastrophe reinsurance coverage include life insurance, accidental death and life and health insurance associated with worker's compensation. Including the provision, shareholders' net loss for the year was $68 million.

Premiums, premium equivalents and new deposits of $86 million for the quarter and $325 million for the year increased by $6 million or 1% over the same quarter last year and $45 million or 16% year-over-year. General fund premiums of $86 million for the fourth quarter 2001 increased by $7 million or 9% over the same period last year.

- 30 -

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates across Canada, the United States, Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

Canada Life Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:30 p.m. today, Toronto time. Members of the media are welcome to audit the call. In Toronto, call (416) 641-6687. Toll free, North America, call (800) 367-4059. Please provide your name, location and organization to the operator. A playback of this call will be available after 5:00 p.m. today, Toronto time until midnight, Toronto time on February 13, 2002 at (416) 626-4100, passcode 2015-9574, or toll free in North America at (800) 558-5253, passcode 2016-1226.

The call will also be available to listeners live over the internet through Canada Life's Web site at www.canadalife.com. Click on "Investor Relations" and then click on "Presentations". This web cast will be archived and available on the web site following the call.

The interim Consolidated Balance Sheets and Consolidated Statements (Equity, Net Income, Cash Flows, Changes in Segregated Funds, Segregated Funds Net Assets and summary notes) are available at SEDAR.com and www.canadalife.com; click on "Investor Relations", then click on "Financial Reporting" and then click on "Quarterlies".

All figures shown are in Canadian dollars.

For further information contact:

Ardyth Percy-Robb
Corporate Communications Vice President
(416) 597-1440, ext. 6104
ardyth_percy-robb@canadalife.com

or

Brian Lynch
Investor Relations Vice President
(416) 597-1440, ext. 6693
brian_lynch@canadalife.com

This report may contain forward-looking statements about strategies and expected financial results. Statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "plans," "believes," "estimates" and similar expressions constitute forward-looking statements. In addition, any statements that may be made concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about the future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. Such statements are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those indicated in the forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

Canada Life Financial Corporation

Summarized Financial Information – Unaudited

(in millions of Canadian dollars except per share and percentage amounts)	For the three months ended December 31		As at or for the twelve months ended December 31	
	2001	2000	**2001**	2000
SUMMARY CONSOLIDATED STATEMENTS OF NET INCOME				
Premiums	**$ 1,372**	$ 1,187	**$ 5,358**	$ 4,676
Net investment income	**666**	579	**2,241**	2,306
Fee and other income	**121**	147	**465**	479
Total revenues	**2,159**	1,913	**8,064**	7,461
Total expenditures	**2,097**	1,742	**7,548**	6,890
Net income before the following	**62**	171	**516**	571
Income taxes	**12**	68	**153**	195
Goodwill expense	**6**	6	**25**	24
Net income	**44**	97	**338**	352
Participating policyholders' net income (loss)	**6**	2	**(4)**	(4)
Shareholders' net income	**$ 38**	$ 95	**$ 342**	$ 356
SUMMARY CONSOLIDATED BALANCE SHEETS				
General fund assets			**$ 34,951**	$ 32,736
Actuarial liabilities			**$ 27,169**	$ 25,481
Net deferred gains			**1,491**	1,543
Other liabilities			**2,318**	2,226
			30,978	29,250
Subordinated debentures			**550**	550
Equity			**3,423**	2,936
Total general fund liabilities and equity			**$ 34,951**	$ 32,736

Canada Life Financial Corporation

Divisional Financial Information - Unaudited

(in millions of Canadian dollars)	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Total[1]
For the three months ended December 31						
2001						
Shareholders' net income (loss)	**$ 38**	**$ 30**	**$ 26**	**$ 7**	**$ (66)**	**$ 38**
Premiums, premium equivalents and new deposits						
General fund premiums	**$ 486**	**$ 306**	**$ 398**	**$ 96**	**$ 86**	**$ 1,372**
Segregated funds deposits	**315**	**373**	**71**	**79**	**–**	**838**
ASO premium equivalents and other deposits	**490**	**15**	**–**	**–**	**–**	**505**
	$ 1,291	**$ 694**	**$ 469**	**$ 175**	**$ 86**	**$ 2,715**
2000						
Shareholders' net income	$ 39	$ 20	$ 28	$ 3	$ 5	$ 95
Premiums, premium equivalents and new deposits						
General fund premiums	455	220	349	84	79	1,187
Segregated funds deposits	299	364	26	144	1	834
ASO premium equivalents and other deposits	176	24	–	–	–	200
	$ 930	$ 608	$ 375	$ 228	$ 80	$ 2,221
As at or for the twelve months ended December 31						
2001						
Shareholders' net income (loss)	**$ 161**	**$ 122**	**$ 87**	**$ 34**	**$ (68)**	**$ 342**
Premiums, premium equivalents and new deposits						
General fund premiums	**$ 1,893**	**$ 1,079**	**$ 1,671**	**$ 391**	**$ 324**	**$ 5,358**
Segregated funds deposits	**1,395**	**1,888**	**102**	**442**	**1**	**3,828**
ASO premium equivalents and other deposits	**1,960**	**83**	**–**	**–**	**–**	**2,043**
	$ 5,248	**$ 3,050**	**$ 1,773**	**$ 833**	**$ 325**	**$ 11,229**
Assets under administration						
General fund	**$ 14,031**	**$ 7,421**	**$ 10,942**	**$ 1,609**	**$ 948**	**$ 34,951**
Segregated funds	**8,118**	**11,053**	**825**	**2,090**	**4**	**22,090**
Other assets	**7,756**	**615**	**–**	**–**	**13**	**8,384**
	$ 29,905	**$ 19,089**	**$ 11,767**	**$ 3,699**	**$ 965**	**$ 65,425**
2000						
Shareholders' net income	$ 123	$ 112	$ 82	$ 22	$ 17	$ 356
Premiums, premium equivalents and new deposits						
General fund premiums	$ 1,749	$ 955	$ 1,351	$ 344	$ 277	$ 4,676
Segregated funds deposits	1,909	1,258	115	407	3	3,692
ASO premium equivalents and other deposits	775	107	–	–	–	882
	$ 4,433	$ 2,320	$ 1,466	$ 751	$ 280	$ 9,250
Assets under administration						
General fund	$ 13,970	$ 6,855	$ 9,870	$ 1,300	$ 741	$ 32,736
Segregated funds	8,326	11,219	854	1,980	4	22,383
Other assets	7,470	668	–	–	–	8,138
	$ 29,766	$ 18,742	$ 10,724	$ 3,280	$ 745	$ 63,257

(1) The Corporate Division manages invested assets, provides certain administrative services and is responsible for capital management. Included in total shareholders' net income is $3 million for the three months ended, and $6 million for the twelve months ended December 31, 2001, for the Corporate Division.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 7th day of February, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ____________________________
Secretary and
Chief Compliance Officer